UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the date of 19 April, 2011

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	19th April 2011

AIB - Banking Commission Report

Allied Irish Banks, p.l.c. ("AIB") [NYSE:AIB] is making the following announcement in the context of the imminent publication of the Banking Commission report.

AIB has received significant State support including direct capital injections and various funding related guarantees.  As outlined at our annual results presentation on 12th April, a fundamental restructuring of the bank is taking place. This includes the establishment of a core and non-core bank, changes to the core market facing strategy, operational effectiveness and the control framework.  A large amount of remediation activity is also needed to ensure the bank is able to operate in its new form and in accordance with the emerging new governance requirements.

Amongst the most critical components of this restructuring programme are further planned changes to the bank at Board and top management levels.  Although many changes have already taken place in the last two years, the Board has decided that more change is required to enable the bank focus on the future. This will be addressed during the course of 2011 through further changes at Board and senior management level.  Steps are being taken and time frames are being chosen to allow an orderly transition of skills and knowledge to take place.

AIB expects to announce the roles and some members of its new Executive Management team shortly, when the approval of the Financial Regulator has been finalised. This was previously stated at the bank's recent results presentation and other senior management changes, including exits from the bank, will take place between now and the end of 2011.

The AIB Board currently includes three members who were appointed in 2007. In line with the bank's determination to focus on the future, these members have decided not to seek re-election to the Board at the 2011 Annual General Meeting. All other Board members were appointed in 2009 or 2010.

Announcements will be made once appointments have been finalised and the necessary approvals have been obtained.

- ENDS -

For further information, please contact:
Alan Kelly	Catherine Burke
General Manager, Corporate Services	Head of Corporate Relations and Communications
AIB Group	AIB Group
Dublin	Dublin
Tel: +353-1-6412162	Tel: +353-1-6413894
email: alan.j.kelly@aib.ie	email: catherine.e.burke@aib.ie

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                         ALLIED IRISH BANKS, p.l.c.
                (Registrant)

Date  19 April, 2011

             By: ___________________
 Bernard Byrne
             Chief Financial Officer
             Allied Irish Banks, p.l.c.